    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 7, 2000
                                                             FILE NO. 005-51421
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                  SCHEDULE TO

                               (AMENDMENT NO. 2)

           TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

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                          JLK DIRECT DISTRIBUTION INC.
                           (Name of Subject Company)

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                          JLK DIRECT DISTRIBUTION INC.
                                KENNAMETAL INC.
                        PEGASUS ACQUISITION CORPORATION
                     (Names of Filing Persons -- Offerors)

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                 CLASS A COMMON STOCK, $.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)

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                                   46621C105
                     (CUSIP Number of Class of Securities)

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    Please send all correspondence to:               With a Copy to:

         KEVIN G. NOWE, SECRETARY                  LEWIS U. DAVIS, JR.
       JLK DIRECT DISTRIBUTION INC.                 BUCHANAN INGERSOLL
           1600 TECHNOLOGY WAY                   PROFESSIONAL CORPORATION
               P.O. BOX 231                         ONE OXFORD CENTRE
                 LATROBE                             301 GRANT STREET
               PENNSYLVANIA                             PITTSBURGH
                15650-0231                             PENNSYLVANIA
              (724) 539-5000                            15219-1410
                                                     (412) 562-8880

                  (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

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                            CALCULATION OF FILING FEE

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              Transaction Valuation (1)                               Amount of Filing Fee (2)(3)
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                    $38,836,088                                                 $7,768
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(1) Estimated for purposes of calculating amount of filing fee only. This amount assumes the purchase of all outstanding shares of Class A Common Stock (the "Shares") of JLK Direct Distribution Inc. ("JLK") at the tender offer price of $8.75 per Share. As of October 2, 2000, there were (1) 4,288,410 Shares issued and outstanding and (2) unexercised options to acquire 150,000 Shares with an exercise price of less than $8.75 per Share. Based on the foregoing, the transaction value is equal to the product of (1) the sum of 4,288,410 Shares outstanding and 150,000 Shares subject to options to purchase Shares with an exercise price of less than $8.75 per Share, and (2) $8.75 per Share.

(2) The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent (1%) of the value of the transaction.

(3) Previously paid.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $ 7,768
Filing Party: JLK Direct Distribution Inc., Kennametal Inc., and
              Pegasus Acquisition Corporation.
Form or Registration No.: Schedule TO
Date Filed: October 3, 2000

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1.
[X] issuer tender offer subject to Rule 13e-4.
[X] going-private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

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         This Amendment No. 2 amends the Tender Offer Statement on Schedule TO, initially filed on October 3, 2000, relating to the tender offer by JLK Direct Distribution Inc., a Pennsylvania corporation ("JLK"), to purchase all of the outstanding shares of its Class A common stock, par value $0.01 per share, tendered pursuant to the tender offer at a purchase price of $8.75 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 3, 2000 (the "Offer to Purchase"), the Press Release dated November 1, 2000, the Supplement to the Offer to Purchase, dated November 7, 2000 (collectively, the "Supplemented Offer to Purchase"), and in the related Letter of Transmittal.

         Copies of the Offer to Purchase, the related Letter of Transmittal, and the Press Release dated November 1, 2000 were previously filed with the Securities and Exchange Commission as Exhibits (a)(1), (a)(2), and (a)(8), respectively, and the Supplement is being filed as Exhibit (a)(9), to the Schedule TO. The information in the Supplemented Offer to Purchase and the related Letter of Transmittal is hereby expressly incorporated herein in response to all the Items of the Tender Offer Statement on Schedule TO, except as otherwise expressly set forth below.

ITEM 12. EXHIBITS.

         Item 12 is hereby supplemented and amended by adding the following:

(a)(9)   Supplement to the Offer to Purchase, dated November 7, 2000.

(a)(10) Revised Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(11) Revised Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(12) Memorandum of Understanding among Schiffrin & Barroway LLP, Harnes Keller LLP, and Buchanan Ingersoll Professional Corporation, dated as of November 3, 2000.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 7, 2000

                                       JLK DIRECT DISTRIBUTION INC.


                                       By: /s/ Stanley B. Duzy, Jr.
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                                       Name: Stanley B. Duzy, Jr.
                                            ------------------------------------

                                       Title: Acting Chief Operating Officer
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                                       KENNAMETAL INC.


                                       By: /s/ David T. Cofer
                                          --------------------------------------

                                       Name: David T. Cofer
                                            ------------------------------------

                                       Title: Vice President
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                                       PEGASUS ACQUISITION CORPORATION


                                       By: /s/ David T. Cofer
                                          --------------------------------------

                                       Name: David T. Cofer
                                            ------------------------------------

                                       Title: Secretary
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                                  EXHIBIT INDEX

(a)(9)   Supplement to the Offer to Purchase, dated November 7, 2000.

(a)(10) Revised Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(11) Revised Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(12) Memorandum of Understanding among Schiffrin & Barroway LLP, Harnes Keller LLP, and Buchanan Ingersoll Professional Corporation, dated as of November 3, 2000.